FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                01 February 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1.  Director Declaration
2.  Director/PDMR Shareholding
3.  Holding(s) in Company
4.  Blocklisting Interim Review
5.  Director/PDMR Shareholding
6.  Director/PDMR Shareholding
7.  Director/PDMR Shareholding
8.  Holding(s) in Company
9.  Holding(s) in Company
10. Director/PDMR Shareholding
11. Holding(s) in Company



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date: 01 February 2006



                                INDEX TO EXHIBITS



Exhibit No.      Description


1.               Director Declaration released on 06 January 2006
2.               Director/PDMR Shareholding released on 09 January 2006
3.               Holding(s) in Company released on 11 January 2006
4.               Blocklisting Interim Review released on 11 January 2006
5.               Director/PDMR Shareholding released on 16 January 2006
6.               Director/PDMR Shareholding released on 17 January 2006
7.               Director/PDMR Shareholding released on 19 January 2006
8.               Holding(s) in Company released on 19 January 2006
9.               Holding(s) in Company released on 20 January 2006
10.              Director/PDMR Shareholding released on 24 January 2006
11.              Holding(s) in Company released on 31 January 2006

Exhibit No. 1

Information required on the Appointment of a New Director:
Keith Williams ("the Director")


1. Details of all directorships held by the Director in any other publicly quoted company at any time in the previous five years, indicating dates of retirement resignation where applicable.



Current Directorships:                       None

Past Directorships:                          None



2. Details of any unspent convictions in relation to indictable offences.

-None-



3. Details of any bankruptcies or individual voluntary arrangements of the Director.

-None-


4. Details of any receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the Director was an executive director at the time of, or within the 12 months preceding, such events.

            -None-


5. Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the Director was a partner at the time of, or within the 12 months preceding, such event.

-None-


6. Details of receiverships of any asset of the Director or of any partnership of which the Director was a partner at the time of, or within the 12 months preceding, such event.

            -None-


7. Details of any public criticisms of the Director by any statutory or regulatory authorities (including designated professional bodies) and whether the Director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

-None-


Keith Williams:  Interests in the securities of British Airways Plc



1.     Ordinary shares                                                   NIL

2.     Ordinary shares subject to restrictions:                          NIL

3.     Ordinary Share Options (Nil paid for grant):                   443,927

4.     Savings Related Share Option Schemes:                             NIL

5.     Conditional Ordinary Share Options:                             81,217

6.     Conditional Award of Shares                                     34,219

Exhibit No. 2


                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 6 January 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 5 January 2006 the Trust had disposed of 18,238 ordinary shares of 25p each at a price of 339p for each share to optionholders on the exercise of options under the Company's Share Option Plan.


The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 18,238 on the date of sale.


The relevant executive directors are Wiilie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119


9 January 2006

Exhibit No. 3


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

British Airways Plc


2. Name of shareholder having a major interest

Deutsche Bank AG


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG


5. Number of shares / amount of stock acquired


n/a



6. Percentage of issued class


n/a



7. Number of shares / amount of stock disposed


n/a



8. Percentage of issued class


n/a



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known


11. Date company informed


11 January 2006


12. Total holding following this notification


34,266,462



13. Total percentage holding of issued class following this notification


3.03%



14. Any additional information


This is the first notifiable interest received from Deutsche Bank AG



15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


11 January 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 4

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


Name of company

British Airways Plc

2. Name of scheme

Savings Related Share Option Scheme

3. Period of return:     From 1 July 2005 to 31 December 2005


4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

4,823,101

5. Number of shares issued/allotted
   under scheme during period

nil

6. Balance under scheme not yet issued/allotted at end of period

4,823,101

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

22,000,000 ordinary shares 15.10.93
22,000,000 ordinary shares 8.7.98
5,000,000 ordinary shares 4.9.99


Please confirm total number of shares in issue at the end of the period in order for us to update our records


1,130,882,404


Contact for queries:


Name: Alan Buchanan
British Airways Plc
Waterside HBA3
PO Box 365
Harmondsworth UB7 0GB

Telephone: 020 8738 5119






                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN




1. Name of company

British Airways Plc

2. Name of scheme

Conversion of 9.75 per cent Convertible Capital Bonds 2005 into ordinary shares

3. Period of return:     From 1 July 2005 to 31 December 2005



4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

796,574
5. Number of shares issued/allotted
   under scheme during period

Nil

6. Balance under scheme not yet issued/allotted at end of period

796,574

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

40,000,000 shares listed 2.8.96
32,386,086 shares listed 27.6.97
10,200,000 shares listed 26.6.98
10,000,000 shares listed 21.6.99
40,000,000 shares listed 11.5.05


Please confirm total number of shares in issue at the end of the period in order for us to update our records


1,130,882,404


Contact for queries:
Alan Buchanan
British Airways Plc
Waterside HBA3
PO Box 365
Harmondsworth UB7 0GB

Telephone: 020 8738 5119






                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN




1. Name of company


British Airways Plc

2. Name of scheme

Executive Share Option Scheme

3. Period of return:     From 1 July 2005 to 31 December 2005



4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

1,475,314

5. Number of shares issued/allotted
   under scheme during period


Nil

6. Balance under scheme not yet issued/allotted at end of period

1,475,314

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

A/4144/1995


Please confirm total number of shares in issue at the end of the period in order for us to update our records


1,130,882,404




Contact for queries:


Name: Alan Buchanan
British Airways Plc
Waterside HBA3
PO Box 365
Harmondsworth UB7 0GB

Telephone: 020 8738 5119

Exhibit No. 5

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests



On 13 January 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 11 and 12 January 2006 the Trust had sold 10,497 and 26,519 ordinary shares of 25p each at a price of 338p and 336p for each share.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 37,016 on the date of sale.

The relevant executive directors are Wiilie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119

Exhibit No. 6

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 17 January 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 16 January 2006 the Trust had sold 21,546 ordinary shares of 25p each at a price of 328.75p for each share.



The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 21,546 on the date of sale.

The relevant executive directors are Wiilie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119

Exhibit No. 7

                             British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 18 January 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 16 and 17 January 2006 the Trust had sold 6,369 and 12,000 ordinary shares of 25p each at a price of 318.26p for each share.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 18,369 on the date of sale.

The relevant executive directors are Wiilie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact

Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 8


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


Franklin Resources Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Bank of New York, London                             1,880,851
Cede                                                 5,018,330
JP Morgan Chase Nominees Ltd                         17,454,928
Citibank London                                      227,300
Clydesdale Bank PLC                                  1,496,050
Euroclear Bruxelles                                  75,470
HSBC Bank                                            817,120
Mellon Bank NA London                                8,299,942
Northern Trust Company                               3,195,886
Royal Trust Corp of Canada                           3,166,621
State Street Nominees Ltd                            2,749,155
Total                                                44,381,653



5. Number of shares / amount of stock acquired


N/a



6. Percentage of issued class


N/a



7. Number of shares / amount of stock disposed


11,185,217



8. Percentage of issued class


0.98%



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known



11. Date company informed


18 January 2006



12. Total holding following this notification


44,381,653



13. Total percentage holding of issued class following this notification


3.92%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


19 January 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 9

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


British Airways Plc




2. Name of shareholder having a major interest


The Capital Group Companies Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


As above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



Chase Nominees Limited                               47,000,000



5. Number of shares / amount of stock acquired


12,209,929



6. Percentage of issued class


1.08%



7. Number of shares / amount of stock disposed


N/a



8. Percentage of issued class


N/a



9. Class of security


ordinary shares of 25p



10. Date of transaction


Not known



11. Date company informed


20 January 2006



12. Total holding following this notification


47,000,000



13. Total percentage holding of issued class following this notification


4.16%



14. Any additional information






15. Name of contact and telephone number for queries


Alan Buchanan, 020 8738 5119



16. Name and signature of authorised company official responsible for making this notification


Alan Buchanan, Company Secretary



Date of notification


20 January 2006



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 10

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 24 January 2006 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 24 January 2006 the Trust had sold 15,469 ordinary shares of 25p each at a price of 323.75p for each share.



The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 15,469 on the date of sale.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119

Exhibit No. 11


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

British Airways Plc


2. Name of shareholder having a major interest

The Capital Group Companies Inc.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Chase Nominees Limited                               43,743,609


5. Number of shares / amount of stock acquired

N/a


6. Percentage of issued class

N/a


7. Number of shares / amount of stock disposed

3,256,391


8. Percentage of issued class

0.29%


9. Class of security

ordinary shares of 25p


10. Date of transaction

Not known


11. Date company informed

31 January 2006


12. Total holding following this notification

43,743,609


13. Total percentage holding of issued class following this notification

3.87%


14. Any additional information




15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119


16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary


Date of notification

31 January 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.